

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

20 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl


ventracor
the heart company



American Chamber of Commerce

Ventracor Limited Chief Executive Officer Colin Sutton PhD

Sydney 19 May 2005

Welcome everyone and thank you for your interest today.

I would like to extend a special welcome to our competitors from Heartware and Sunshine Heart. Congratulations to Sunshine on their first human implant – no doubt the trials will test a number of tickers at Sunshine.

The USA is a vanguard country and I had the privilege of living there for a number of years. The American market offers significant, immediate opportunities and we believe it is critical to the future of VCR.

This is why we recently decided to base our Chief Operating Officer, Peter Crosby, in the US. Peter, who is here with us today, is a highly experienced operator; leading our efforts in the US.

I believe companies -- and particularly med-tech companies are the sum of their collective experiences --- the same can be also said about people.

Over the years I've had the privilege of working with truly great people like Paul Trainor and a number of others who founded the Nucleus Group.

Helping commercialise Ventracor has been one of my more interesting challenges. For those of you who aren't familiar with Ventracor, the company began as MicroMedical where the LVAD project was founded by Dr John Woodard.

Although Queensland registered, our operations are in Sydney with offices in the UK and USA. Some statistics:

- 110 highly skilled people
- market cap of more than $175M
- 20,000 very loyal shareholders

- A solid international IP position
- Strong medical support with UPMC & Columbia
- Close relationships with leading hospitals and clinicians around the world.
- Our university ties are strong. We work closely with Sydney University, UTS, UNSW with numerous joint grants approaching $2 million.

Manufacturing is based in Australia and over the course of the past year we have progressively built the infrastructure to manage and operate all of our critical processes such as laser welding, sterilisation and titanium machining in house. One of the benefits of our in house capability is that we have total control over the quality of our product.

We have also effected a major culture change throughout the company in the past 18 months. We are going hard and fast to bring our VentrAssist to global markets.

Today we are focused on building a business rather than developing a product. This is the essence of commercialisation and one of the hardest transitions for any company to make.

In order to get to this point, we owe much to the support of ABN AMRO Morgans that has helped us raise more than $100 million in capital over 10 years, along with our many loyal investors.

To get us through to the next level, we have injected a real sense of urgency into everything we do – setting ourselves some high benchmarks and working hard to achieve them. These include:

Clinical Programs:

- European / Australian trial for CE Marking approval enrolling both Bridge to Transplant and Destination Therapy.
- US FDA trial - Bridge to Transplant involving around 100 patients with a feasibility study in 10 patients first.
- US FDA trial - Destination Therapy trial of several hundred patients.

To support the development of imminent revenue streams in these markets, we have established European and US bases and are

beginning to populate these with experienced local hires and Ventracor transferees from our Sydney office.

To date we have implanted more than 20 patients, in a combination of Bridge-to-Transplant and Destination Therapy cases as part of our pilot and CE Mark Trials. We have achieved a great deal from our trials -- in particular:

- no device failures. Our device has withstood the rigors of the protocol and evidence of that fact has been documented
- identified and are now recruiting a number of BTT patients
- a greatly improved understanding of patient management procedures that affect post-operative recovery that has enabled us to significantly lower our clinical risk profile.

These achievements have enabled us to develop robust and repeatable patient care protocols for cardiologists, surgeons and hospital staff.

The number of implants achieved to date is just one dimension of the trial process and needs to be balanced with the bigger picture.

Our trials have also enabled us to identify and implement improvements to our control software and have also validated our pump design to which we have made no major changes.

Importantly, the success of our trials are enabling us to close the development gap between ourselves and the competition ahead of us. However, we will continue to notch up the pace.

Our recruitment rate is a little slower than hoped but we have set extremely ambitious goals - far above industry standards.

Throughout the industry recruitment rates are slower than expected. In our case this has been largely due to:

1. the rigours of our protocol and our desire to move carefully
2. availability of BTT patients (heart transplant rates are down)

The learning curve has been steep and we have gained valuable knowledge of key clinical issues. As a consequence we now have a robust appreciation of the requirements of a successful Destination Therapy product.

Even as we move closer to generating revenues with our third generation device, our Advanced Product Development Group are now working on the next generation of Ventracor LVAD devices.

This is because in the implantable medical device industry profitability depends on market share and little else. Market share is driven by innovation and lost by recalls and failure to innovate. In a new business sector like ours it is largely a 'land grab; strategy. That is – grab market share while you can.

Technological Footrace

Our objective is to provide maximum clinical benefits at minimum cost. This is one of the most interesting parts of our work in this industry. New clinical features become the battle ground.

In the regulatory footrace

How do you get through the regulatory obstacle course in minimum time? Choosing the right Notified Body in Europe can be critical. Relating closely to the FDA also can also be critical. Managing the FDA inspection carefully is also essential. We see both opportunities and challenges in the regulatory space – in the

US the reimbursement race is one we must win – notwithstanding the FDA hurdles that stand between us and the finish line.

As has been the case with reimbursements there are some benefits to being a "fast follower" – but timing is everything.

Scientific Advisory Boards

Really independent clinical input is essential. It's very easy to end up drinking your own bath water. This is but one aspect of the many risks we must manage – while at the same time ensuring we can deliver an appropriate return to investors.

Investors expect risk in the med tech and bio tech sectors – but they also expect return. Ventracor is very focused on managing the former and delivering the latter. We have made considerable efforts to establish risk management systems and operational protocols to reduce business and clinical risks.

Ventracor is in the process of positioning itself to capture real revenues – in the not too distant future.

Thank you.